

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Michael Liebman
Chief Financial Officer
Global Water Resources, Inc.
21410 N. 19th Avenue #220
Phoenix, Arizona 85027

> **Re: Global Water Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2023**
> **File No. 333-273896**

Dear Michael Liebman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Donahey, Esq.